S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 20, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 20, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of two years:

Warrants for the purchase of 1,744,000 shares at $0.78 per share.  These warrants were originally issued with a three year term expiring February 13, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until February 13, 2011.   The exercise price of the warrants will remain at $0.78 per share.

Warrants for the purchase of 2,871,250 shares at $1.00 per share.  These warrants were originally issued with a two year term expiring March 16, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until March 16, 2011.  The exercise price of the warrants will remain at $1.00 per share.

Item 5:

Full Description of Material Change

SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of two years:

Warrants for the purchase of 1,744,000 shares at $0.78 per share.  These warrants were originally issued with a three year term expiring February 13, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until February 13, 2011.   The exercise price of the warrants will remain at $0.78 per share.

Warrants for the purchase of 2,871,250 shares at $1.00 per share.  These warrants were originally issued with a two year term expiring March 16, 2009, and SAMEX is making application to extend the term of the warrants for a period of two years until March 16, 2011.  The exercise price of the warrants will remain at $1.00 per share.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 20th day of January, 2009.

“Larry D. McLean”

Director